Exhibit 99.5

TOWER ONE WIRELESS CORP.

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

SUPPLEMENTAL WARRANT INDENTURE
Providing for the Issue of Warrants

Dated as of April 3, 2018

THIS SUPPLEMENTAL WARRANT INDENTURE (the “Supplemental Indenture”) is made as of the 3rd day of April, 2018 (the “Effective Date”),

BETWEEN:

TOWER ONE WIRELESS CORP., a corporation incorporated under the laws of the Province of British Columbia (the “Corporation”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

WHEREAS:

A. The Corporation and Warrant Agent entered into a common share purchase warrant indenture dated February 16, 2018 (the “Warrant Indenture”) providing for the issuance of up to 12,535,745 common share purchase warrants (the “Warrants”) and pursuant to which the Warrant Agent holds all rights, interests and benefits contained therein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to the Warrant Indenture;

B. Pursuant to the Warrant Indenture, if exercised prior to the Incentive Expiry Time, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Warrant Share and one (1) Incentive Warrant upon payment of the Incentive Exercise Price prior to the Incentive Expiry Time upon the terms and conditions set forth therein;

C. Pursuant to the Warrant Indenture, if exercised after the Incentive Expiry Time, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Warrant Share upon payment of the Exercise Price prior to the Expiry Time upon the terms and conditions set forth therein;

D. Effective as of March 29, 2018, the directors of the Corporation approved an increase in the maximum number of Warrants to be issued to be 14,620,745 as well as an extension of the Incentive Expiry Date to April 6, 2018. Therefore, the Corporation has determined to amend the Warrant Indenture to reflect the number of Warrants issuable under the Warrant Indenture as well as the extension of the Incentive Expiry Date; and

C. Section 8.1 of the Warrant Indenture provides that the Corporation and the Warrant Agent shall execute and deliver an indenture supplemental to the Warrant Indenture setting forth the issuance of additional Warrants thereunder and the extension of the Incentive Expiry Date set forth therein.

NOW THEREFORE, the parties hereto agree as follows:

Amendment to Warrant Indenture

1.	The Warrant Indenture is hereby amended as follows:

a.	deleting the first Recital and replacing it with the following:

“WHEREAS the Corporation is proposing to issue up to 14,620,745 Warrants pursuant to this Indenture;”

b.	deleting the definition of “Incentive Expiry Date” in section 1.1 and replacing it with the following:

“Incentive Expiry Date” means April 6, 2018”;

c.	deleting section 2.1 and replacing it with the following:

“A maximum of 14,620,745 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued on the Issue Date in accordance with the terms and conditions hereof. By written order of the Corporation, the Warrant Agent shall deliver Warrants in certificate or uncertificated form pursuant to Section 2.5 hereof to Registered Warrantholders and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.”

d.	deleting the first paragraph on page 3 of in Schedule “A” and replacing it with the following:

“THIS IS TO CERTIFY THAT, for value received, ____________________ (the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of Tower One Wireless Corp. (the “Corporation”) specified above, and is entitled, if exercised prior to 5:00pm PST (the “Incentive Expiry Time”) on April 6, 2018 (the “Incentive Expiry Date”), to acquire one (1) fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof and one (1) Incentive Warrant (as defined below) or, if exercised after the Incentive Expiry Time, to purchase at any time before 5:00 p.m. (PST time) (the “Expiry Time”) on July 21, 2018 (the “Expiry Date”), one (1) Common Share for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.”

Effect of Amendments

2.

The warrants issued and outstanding shall be deemed to include the amendments as set forth herein, without any further action of the warrant holders or surrender or exchange of their warrant certificates or DRS Advice Slips.

3.

The parties confirm that the Warrant Indenture, as amended by this Supplemental Indenture, remains in full force and effect. From the date hereof, the Warrant Indenture and this Supplemental Indenture shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

4.

All capitalized terms not otherwise defined in this Supplemental Indenture shall have the same meanings ascribed thereto in the Warrant Indenture and any references herein to articles, section numbers and paragraphs shall refer to the articles, section numbers and paragraphs in the Warrant Indenture.

Counterparts and Formal Date

5.

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf as of the date first written above.

TOWER ONE WIRELESS CORP.

By:	“Brian Gusko”
	Name:	Brian Gusko
	Title:	Chairman

By:	“Alejandro Ochoa”
	Name:	Alejandro Ochoa
	Title:	Chief Executive Officer
and President

COMPUTERSHARE TRUST
COMPANY OF CANADA

By:	“Yasmin Ali”
	Name:	Yasmin Ali
Title: Corporate Trust Officer

By:	“Jill Dunn”
	Name:	Jill Dunn
Title: Manager, Corporate Trust